ROPES & GRAY LLP THREE EMBARCADERO CENTER SAN FRANCISCO, CA 94111 WWW.ROPESGRAY.COM

Chelsea M. Childs T +1 415 315 6374 Chelsea.Childs@ropesgray.com

February 24, 2025

via edgar

Ms. Anu Dubey

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

Re:	Carlyle AlpInvest Private Markets Fund (the “Fund”)

(File Nos. 333-282492, 811-23805)

Dear Ms. Dubey:

Thank you for your oral comments provided on February 4, 2025, relating to review by the staff of the Securities and Exchange Commission (the “Staff”) of Post-Effective Amendment No. 1 to the Fund’s registration statement on Form N-2 (“Amendment No. 1”), filed on December 31, 2024.

The Staff’s comments are summarized below to the best of our understanding, followed by the Fund’s responses. Applicable changes will be reflected in Post-Effective Amendment No. 2 to the Fund’s registration statement on Form N-2 (“Amendment No. 2”), which the Fund intends to file on or about February 28, 2025, and will be marked to show all changes made since the filing of Amendment No. 1. Capitalized terms not otherwise defined herein have the meanings set forth in Amendment No. 1.

* * *

PROSPECTUS

Summary of Terms

1.	Comment: Under Subsidiaries, the disclosure states “The Fund’s investment in a Corporate Subsidiary permits the Fund to pursue its investment objective and strategies in a manner that is intended to allow the Fund to qualify as a regulated investment company (a “RIC”).” Please add “for purposes of the tax code” or similar language to that effect before the parenthetical “(a ‘RIC’)”.

Response: The requested change will be made.

2.	Comment: Under Investment Opportunities and Strategies, please define “Underlying Funds” in “(b)” rather than in “(c)” as that is the first time the term is used. In addition, in the sentence that follows “(d)”, the disclosure states “As part of its principal investment strategies, the Fund invests in underlying funds and portfolio companies organized both within and outside of the United States.” Please capitalize “underlying funds” if it is supposed to be a defined term.

Response: The requested changes have been made.

3.	Comment: Under Investment Opportunities and Strategies, in the sub-section titled “Direct Investments”, the disclosure states “The Fund’s Direct Investments may be made directly into portfolio companies, through special purpose vehicles or through pooled vehicles controlled by the relevant sponsor.” Please confirm that special purpose vehicles are treated like a “Subsidiary” or explain why it is not appropriate to do so. See response 22(a) in the Fund’s comment-response letter dated July 13, 2022 (the “July Letter”).

Response: The reference in this sentence to SPVs is intended to refer to SPVs controlled by the Underlying Fund sponsor for purposes of the Fund’s investment, rather than SPVs controlled by the Fund. The disclosure has been revised to clarify.

4.	Comment: Under Risk Factors, starting with the bullet point titled “Management Risk,” please reformat the bullet points so the formatting is the same as the bullet points above (or vice versa).

Response: The requested change will be made.

5.	Comment: Under Management and Incentive Fees, please clarify whether the Adviser’s ability to recoup waived/reimbursed amounts also applies to the Amended and Restated Expense Limitation Agreement.

Response: The requested change will be made.

Summary of Fees and Expenses

6.	Comment: With respect to the footnotes of the fee table, the Staff notes the following:

a.	Footnote 1 states “The Distributor may, in its discretion, waive all or a portion of the sales load for certain investors.” The Staff notes the prospectus must identify classes of people eligible for a waiver or variation of sales load. Please revise this sentence to delete “in its discretion” and add disclosure pursuant to Item 12(a)(2) of Form N-1A. See footnote 21 and accompanying text in the Fund’s multi-class exemptive application.

b.	Footnote 2 states “An early repurchase fee payable by a Shareholder may be waived by the Fund, in circumstances where the Board determines that doing so is in the best interests of the Fund and in a manner as will not discriminate unfairly against any Shareholder.” Please also disclose that any waiver of an early repurchase fee will apply uniformly to all Fund shareholders. See section II.C. of the Fund’s multi-class exemptive order.

c.	Please remove all disclosure relating to the Amended and Restated Expense Limitation Agreement from the fee table as such agreement does not extend for at least one year from the effective date of the prospectus.

d.	Please ensure the accuracy of all footnote numbers (e.g., number ten should actually be number nine).

Response: The requested changes will be made.

7.	Comment: In the Example, the disclosure states “In calculating the following expense amounts, the Fund has assumed its direct and indirect annual operating expenses would remain at the percentage levels set forth in the table above (except that the example incorporates the expense reimbursement arrangement for only the first year).” Please delete the parenthetical and revise example calculations to remove the effect of the expense reimbursement as it does not extend for at least one year.

Response: The requested change will be made.

8.	Comment: In the Example, if the assumptions used to calculate the examples result in receipt of an Incentive Fee, please include amount of Incentive Fee in example calculations.

Response: The requested change will be made.

Financial Highlights

9.	Comment: Please confirm that disclosure required by Item 4.3 of Form N-2 (Senior Securities) is included or incorporated by reference into this registration statement.

Response: The Fund respectfully notes that it had no senior securities outstanding as of the date of its financial statements and therefore Item 4.3 of Form N-2 is not currently applicable.

Investment Objective, Opportunities and Strategies

10.	Comment: Under Commitment Strategy; Liquidity Management, the disclosure states “The Fund may, from time to time in its sole discretion, take temporary or defensive positions in cash, cash equivalents, other short-term securities or money market funds to attempt to reduce volatility caused by adverse market, economic, or other conditions. Any such temporary or defensive positions could prevent the Fund from achieving its investment objective.” Please delete the “or” between temporary and defensive in both sentences.

Response: The requested change will be made.

Types of Investments and Related Risks

11.	Comment: Given the risk disclosure under Underlying Fund Strategy Risks – Special Situation, Recapitalization and Distressed Debt Securities, please identify special situation investments in the principal strategy disclosure and briefly describe what such investments are.

Response: The Fund will add special situation investments to the types of Underlying Fund strategies. However, the Fund respectfully notes that, as disclosed, it may invest in Underlying Funds with a variety of investment strategies and does not believe that it is necessary or appropriate to include an exhaustive list in the principal strategy disclosure, which is why additional details regarding such strategies are disclosed in the Underlying Fund Strategy Risks section.

12.	Comment: Given the risk disclosure under Underlying Fund Strategy Risks – Energy Strategies, please consider whether the reference to energy investing in the principal strategy disclosure should be enhanced rather than only included as an “e.g.” in a parenthetical.

Response: Please see response to comment 11 above.

13.	Comment: Given the risk disclosure under Underlying Fund Strategy Risks – Preferred Equity Investment Strategies, please identify preferred equity investments in the principal strategy disclosure and briefly describe what such investments are.

Response: Please see response to comment 11 above.

14.	Comment: In the Distribution In-Kind risk disclosure, please delete the reference to a promissory note as this is the only place it is referenced. See response 54 in the July Letter.

Response: The requested change will be made.

15.	Comment: Given the risk disclosure under ETF Risk, please identify investment in ETFs in the principal strategy disclosure if ETFs are a principal risk.

Response: The requested change will be made.

16.	Comment: Given risk disclosure under Hedging, please identify investment in ETFs in the principal strategy disclosure if hedging is a principal risk.

Response: The requested change will be made.

17.	Comment: Given risk disclosure under High Yield Investment Risk, please identify investment in high yield instruments in the principal strategy disclosure if they are a principal risk.

Response: The Fund notes that the first sentence of High Yield Investment Risk states: “The broadly syndicated term loans in which the Fund invests are typically rated below investment grade.” Because broadly syndicated term loans are disclosed in the Fund’s principal strategy, the Fund does not believe additional disclosure regarding high yield instruments is necessary.

18.	Comment: Under Non-Diversification, please add disclosure of what it means to be non-diversified.

Response: The requested change will be made.

Management of the Fund

19.	Comment: Under Control Persons and Principal Holders of Securities, the disclosure states “As of December 2, 2024, the Seed Investors and an affiliate of the Adviser in the aggregate owned of record and beneficially 18.711% of the outstanding Shares and may be deemed to control the Fund.” Please disclose each individual that controls the Fund per Item 9.3 of Form N-2.

Response: The disclosure will be updated.

Summary of the Declaration of Trust

20.	Comment: The disclosure states “The Declaration of Trust requires that before bringing any derivative action on behalf of the Fund, Shareholders must make a pre-suit demand upon the Board to bring the subject action unless such effort is not likely to succeed.” Please start a new paragraph before this sentence as such provision does not appear to be an anti-takeover provision.

Response: The requested change will be made.

Plan of Distribution

21.	Comment: Under Shares Purchased or Held through a Financial Intermediary, please revise the disclosure so that sales charge waivers and discounts available through financial intermediaries that differ from those disclosed in the prospectus are identified in the prospectus or an appendix thereto per Item 12(a)(2) of Form N-1A. See footnote 21 and accompanying text in the Fund’s multi-class exemptive application.

Response: The Fund notes that no such sales charge waivers or discounts have currently been granted that are not currently disclosed in the prospectus.

STATEMENT OF ADDITIONAL INFORMATION

Cover Page

22.	Comment: Please update the date of the corresponding prospectus.

Response: The requested change will be made.

Board of Trustees and Officers

23.	Comment: Please disclose whether or not the Chairperson is an Independent Trustee.

Response: The Fund respectfully notes such information is included in the table directly below the disclosure.

Investment Management and Other Services

24.	Comment: Under The Adviser, please revise the first sentence to reflect that the Adviser is registered as an adviser with the SEC.

Response: The requested change will be made.

25.	Comment: Under The Sub-Adviser, please disclose the rate of compensation paid to the Sub-Adviser and dollar amount of fees paid to the Sub-Adviser for the past three fiscal years. See Item 20.1.c of Form N-2.

Response: The Fund respectfully notes that Item 20.1.c requires such disclosure only with respect to “the advisory fee payable by the Registrant” (emphasis added). The Sub-Adviser is compensated by the Adviser, not the Fund. Accordingly, no changes have been made in response to this comment.

26.	Comment: Per Item 20.4 of Form N-2, please disclose the dollar amount paid to the Administrator for the past three fiscal years.

Response: The Fund notes that the Administrator is reimbursed for costs and expenses it incurs on behalf of the Fund, but does not receive a separate administration fee for services. Accordingly, the Fund does not believe that any amounts reimbursed pursuant to the Administrative and Shareholder Services Agreement – which would be reflected in the Fund’s fee table – constitute amounts that would be of interest to shareholders per Item 20.4.

Control Persons and Principal Shareholders

27.	Comment: Please confirm that the table includes each Seed Investor that owns 5% or more of the Fund.

Response: The table will be updated.

PART C—OTHER INFORMATION

Item 25. Financial Statements and Exhibits

28.	Comment: Please file the actual agreement instead of the form of for the following exhibits: (g)(1), (g)(2), (h)(1), (j), (k)(1), (k)(2)(i), (k)(2)(ii).

Response: The requested change will be made.

Item 34. Undertakings

29.	Comment: Please add “any prospectus or” before “statement of additional information.” See Item 34.7 of Form N-2.

Response: The requested change will be made.

* * *

We hope the foregoing responses adequately address the Staff’s comments. Should you have any further questions or comments, please do not hesitate to contact me at (415) 315-6374.

Very truly yours,

/s/ Chelsea M. Childs
Chelsea M. Childs, Esq.

cc:	Cameron Fairall, AlpInvest Private Equity Investment Management, LLC

Jennifer Juste, AlpInvest Private Equity Investment Management, LLC

Michael G. Doherty, Ropes & Gray LLP